Securities and Exchange Commission


                               Washington, D.C.  20549


                                      Form 11-K



             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                     For the fiscal year ended December 31, 1993


                                         OR


             [] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                            Commission file number 1-7784


             A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         CENTURY TELEPHONE ENTERPRISES, INC.
           RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST


             B. Name of issuer of the securities held pursuant to the
                plan and the address of its principal executive office:


                         CENTURY TELEPHONE ENTERPRISES, INC.
                               100 CENTURY PARK DRIVE
                                  MONROE, LA  71203

                            Independent Auditors' Report

          The Board of Directors
          Century Telephone Enterprises, Inc.:

          We have audited the accompanying statements of net assets available for benefits of Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust (Combined Funds and individual S & P 500 Stock Fund, Century Common Stock Fund, Money Market Fund, Bond Index Fund, Loan Fund, and Sweep Account Fund) as of December 31, 1993 and 1992, and the related combined and individual fund statements of changes in net assets available for benefits for the period from April 1, 1992 (inception) to December 31, 1992, and for the year ended December 31, 1993. In connection with our audits of the aforementioned financial statements, we have also audited the related financial statement schedules of Assets Held for Investment Purposes as of December 31, 1993 and Reportable Transactions for the year ended December 31, 1993. These financial statements and financial statement schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust (Combined Funds and individual S & P 500 Stock Fund, Century Common Stock Fund, Money Market Fund, Bond Index Fund, Loan Fund, and Sweep Account Fund) as of December 31, 1993, and the combined and individual fund changes in net assets available for benefits for the period from April 1, 1992 (inception) to December 31, 1992, and for the year ended December 31, 1993, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

          KPMG PEAT MARWICK

          /s/ KPMG PEAT MARWICK

          Shreveport, Louisiana
          June 24, 1994

                         CENTURY TELEPHONE ENTERPRISES, INC.
           RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
                   Statements of Net Assets Available for Benefits
                                   Combined Funds


                                                        December 31,
========================================================================
                                                    1993           1992
- - ------------------------------------------------------------------------
PLAN ASSETS

 Investments
   S & P 500 Stock Fund                          $420,601       194,554
   Century Common Stock Fund                      412,261       191,064
   Money Market Fund                              163,300        78,038
   Bond Index Fund                                104,338        50,504
   Loan Fund                                       14,599         1,000
- - ------------------------------------------------------------------------
                                                1,115,099       515,160


 Cash                                               4,199         1,757
 Contributions receivable                               -        23,001
- - ------------------------------------------------------------------------
                                                    4,199        24,758
- - ------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS              $1,119,298       539,918
========================================================================




See accompanying notes to financial statements.


                      CENTURY TELEPHONE ENTERPRISES, INC.
        RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
          Statements of Changes in Net Assets Available for Benefits
                               Combined Funds


                                             Year ended   Nine months ended
                                            December 31,    December 31,
                                                1993            1992
- - ----------------------------------------------------------------------------
Investment income (loss)
  Net appreciation (depreciation) in
   fair value of investments                $ (22,448)          55,668
  Other income                                  9,428                -
  Interest income                               2,370            1,556
  Dividends - Common Stock of
    Century Telephone Enterprises, Inc.         4,267            1,462
- - ----------------------------------------------------------------------------
      Total investment income (loss)           (6,383)          58,686
- - ----------------------------------------------------------------------------


Contributions
  Participants                                332,028          299,587
  Company                                     275,915          185,667
- - ----------------------------------------------------------------------------
      Total contributions                     607,943          485,254
- - ----------------------------------------------------------------------------

Participant withdrawals                       (21,887)          (3,981)

Other, net                                       (293)             (41)
- - ----------------------------------------------------------------------------
Net increase                                  579,380          539,918

Net assets available for benefits:

   Beginning of period                        539,918                -
- - ---------------------------------------------------------------------------

   End of period                           $1,119,298          539,918
============================================================================


See accompanying notes to financial statements.

                                     4

                    CENTURY TELEPHONE ENTERPRISES, INC.
        RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
               Statements of Net Assets Available for Benefits
                            S & P 500 Stock Fund


                                                        December 31,
=========================================================================
                                                 1993                1992
- - -------------------------------------------------------------------------
PLAN ASSETS
  Investments
     S & P 500 Stock Fund                      $420,601           194,554
  Contributions receivable                            -             8,963
- - -------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS              $420,601           203,517
=========================================================================

See accompanying notes to financial statements.

                                    5

                     CENTURY TELEPHONE ENTERPRISES, INC.
      RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
         Statements of Changes in Net Assets Available for Benefits
                            S & P 500 Stock Fund


                                              Year ended   Nine months ended
                                             December 31,     December 31,
                                                1993            1992
- - --------------------------------------------------------------------------
Investment income
  Net appreciation in fair value of investments  $22,460          9,782
  Other income                                     4,835              -
- - --------------------------------------------------------------------------
     Total investment income                      27,295          9,782

Contributions - Participants                     121,861        124,861
Contributions - Company                          103,036         76,154
Participant withdrawals                          (15,097)           (49)
Other, net                                           (69)        (7,231)
Transfers between funds-net                      (19,942)             -
- - --------------------------------------------------------------------------
Net increase                                     217,084        203,517

Net assets available for benefits:

  Beginning of period                            203,517              -
- - --------------------------------------------------------------------------

  End of period                                 $420,601        203,517
==========================================================================


See accompanying notes to financial statements.

                     CENTURY TELEPHONE ENTERPRISES, INC.
       RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
               Statements of Net Assets Available for Benefits
                          Century Common Stock Fund


                                                        December 31,
==========================================================================
                                                 1993                1992
- - --------------------------------------------------------------------------
PLAN ASSETS
  Investments
     Century Common Stock                      $412,261            191,064
  Cash                                            4,096              1,657
  Contributions receivable                            -              7,802
- - --------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS              $416,357            200,523
==========================================================================


See accompanying notes to financial statements.

                                     7

                     CENTURY TELEPHONE ENTERPRISES, INC.
       RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
         Statements of Changes in Net Assets Available for Benefits
                          Century Common Stock Fund


                                              Year ended   Nine months ended
                                             December 31,    December 31,
                                                 1993            1992
- - --------------------------------------------------------------------------
Investment income (loss)
   Net appreciation (depreciation) in
    fair value of investments                 $ (48,726)           44,834
   Interest income                                  204                30
   Dividends - Common Stock of
      Century Telephone Enterprises, Inc.         4,267             1,462
- - -------------------------------------------------------------------------
        Total investment income  (loss)         (44,255)           46,326



Contributions - Participants                    133,996            93,953
Contributions - Company                         104,468            56,276
Participant withdrawals                            (666)           (3,874)
Other, net                                         (103)            7,842
Transfers between funds-net                      22,394                 -
- - --------------------------------------------------------------------------
Net increase                                    215,834           200,523

Net assets available for benefits:

   Beginning of period                          200,523                 -
- - -------------------------------------------------------------------------

   End of period                               $416,357           200,523
=========================================================================


See accompanying notes to financial statements.

                                    8

                    CENTURY TELEPHONE ENTERPRISES, INC.
       RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
              Statements of Net Assets Available for Benefits
                            Money Market Fund


                                                        December 31,
=========================================================================
                                                 1993                1992
- - -------------------------------------------------------------------------
PLAN ASSETS
  Investments
     Money Market Fund                         $163,300            78,038
  Contributions receivable                            -             3,940
- - -------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS              $163,300            81,978
=========================================================================

See accompanying notes to financial statements.

                                  9

                    CENTURY TELEPHONE ENTERPRISES, INC.
       RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
          Statements of Changes in Net Assets Available for Benefits
                              Money Market Fund


                                          Year ended     Nine months ended
                                         December 31,        December 31,
                                             1993               1992
- - ------------------------------------------------------------------------
Investment income
   Other income                           $ 1,911                    -
   Interest income                          1,399                  835
- - ------------------------------------------------------------------------
      Total investment income               3,310                  835

Contributions - Participants               47,290               47,899
Contributions - Company                    43,374               33,787
Participant withdrawals                    (4,925)                 (58)
Other, net                                    (43)                (485)
Transfers between funds-net                (7,684)                   -
- - ------------------------------------------------------------------------
Net increase                               81,322               81,978

Net assets available for benefits:

   Beginning of period                     81,978                    -
- - ------------------------------------------------------------------------

   End of period                         $163,300               81,978
========================================================================

See accompanying notes to financial statements.

                                    10

                      CENTURY TELEPHONE ENTERPRISES, INC.
        RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
                Statements of Net Assets Available for Benefits
                               Bond Index Fund

                                                       December 31,
=========================================================================
                                                1993                1992
- - -------------------------------------------------------------------------
PLAN ASSETS
  Investments
     Bond Index Fund                          $104,338             50,504
  Contributions receivable                           -              2,296
- - -------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS             $104,338             52,800
=========================================================================

See accompanying notes to financial statements.

                                   11

                      CENTURY TELEPHONE ENTERPRISES, INC.
        RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
           Statements of Changes in Net Assets Available for Benefits
                               Bond Index Fund


                                        Year ended       Nine months ended
                                       December 31,        December 31,
                                           1993                1992
- - ---------------------------------------------------------------------------
Investment income
   Net appreciation in
    fair value of investments             $3,818                1,052
   Other income                            2,682                    -
- - ---------------------------------------------------------------------------
      Total investment income              6,500                1,052

Contributions - Participants              28,881               32,874
Contributions - Company                   25,037               19,450
Participant withdrawals                     (141)                   -
Other, net                                   (15)                (576)
Transfers between funds-net               (8,724)                   -
- - ---------------------------------------------------------------------------
Net increase                              51,538               52,800

Net assets available for benefits:

   Beginning of period                    52,800                    -
- - ---------------------------------------------------------------------------

   End of period                        $104,338               52,800
===========================================================================

See accompanying notes to financial statements.

                                    12

                    CENTURY TELEPHONE ENTERPRISES, INC.
      RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
              Statements of Net Assets Available for Benefits
                                 Loan Fund


                                                      December 31,
========================================================================
                                              1993                  1992
- - ------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
    Loans to Participants                   $14,599               1,000
========================================================================

See accompanying notes to financial statements.

                   CENTURY TELEPHONE ENTERPRISES, INC.
     RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
        Statements of Changes in Net Assets Available for Benefits
                                Loan Fund

                                          Year ended     Nine months ended
                                         December 31,       December 31,
                                             1993              1992
- - --------------------------------------------------------------------------
Interest income                          $  764                  $    -
Participant withdrawals                    (923)                      -
Other, net                                    -                   1,000
Transfers between funds-net              13,758                       -
- - --------------------------------------------------------------------------
Net increase                             13,599                   1,000

Net assets available for benefits:

   Beginning of period                    1,000                       -
- - --------------------------------------------------------------------------
   End of period                        $14,599                  $1,000
==========================================================================

See accompanying notes to financial statements.

                                    14

                    CENTURY TELEPHONE ENTERPRISES, INC.
       RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
              Statements of Net Assets Available for Benefits
                           Sweep Account Fund


                                                      December 31,
========================================================================
                                              1993                  1992
- - ------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
  Cash                                        $103                  100
========================================================================

See accompanying notes to financial statements.

                                    15

                   CENTURY TELEPHONE ENTERPRISES, INC.
      RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
         Statements of Changes in Net Assets Available for Benefits
                            Sweep Account Fund


                                           Year ended      Nine months ended
                                          December 31,       December 31,
                                              1993              1992
- - --------------------------------------------------------------------------
Interest income                            $   3                  691
Participant withdrawals                     (135)                   -
Other, net                                   (63)                (591)
Transfers between funds-net                  198                    -
- - --------------------------------------------------------------------------

Net increase                                   3                  100

Net assets available for benefits:

  Beginning of period                        100                    -
- - --------------------------------------------------------------------------

  End of period                            $ 103                  100
==========================================================================

See accompanying notes to financial statements.

                                   16

                         CENTURY TELEPHONE ENTERPRISES, INC.
                       RETIREMENT SAVINGS PLAN FOR BARGAINING
                              UNIT EMPLOYEES AND TRUST
                            Notes to Financial Statements
                                  December 31, 1993

        (1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF
             THE PLAN

             Basis of Presentation

             The Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust (the Plan) was established on April 1, 1992. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits.

             The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

             The  following description of the Plan provides  only  general
             information.   Participants should refer to the Plan agreement
             for a more complete description of the Plan's provisions.

             Participation

             Participation in the Plan is available to each of the employees whose compensation and conditions of employment are covered by a collective bargaining agreement of Century Telephone Enterprises, Inc. and its participating subsidiaries (the Company).

             Employees may allocate a portion of their base pay to the plan by executing a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, an employee agrees to a deferral of between one percent and ten percent of their base wages on a pre-tax basis, or between one percent and sixteen percent of their base salary on an after-tax basis. An employee may elect a deferral of their base salary using a combination of pre-tax and after-tax elections provided the total deferral does not exceed sixteen percent and the before-tax deferral does not exceed ten percent. The amount of compensation deferred by each participant is credited to an account (Participant Contribution Account) maintained for each participant by the Trustee.

             As of the end of each payroll period, the Company contributes to the account (Employer Contribution Account) of each participant a contribution equal to 70% of each such participant's contribution during such payroll period, however, this matching contribution shall apply only to the first 6% of such participant's base compensation. The Company will contribute an additional amount of not less than 1% to an account (Profit Sharing Contribution Account) on behalf of all employees enrolled in the Plan.

             During 1993 and 1992, the Company contributed $275,915 and $185,667, respectively, to the Plan, of which $213,659 and $143,374 relates to contributions made to the Employer Contribution Account and $62,256 and $42,293 relates to contributions made to the Profit Sharing Contribution Account.

                         CENTURY TELEPHONE ENTERPRISES, INC.
                       RETIREMENT SAVINGS PLAN FOR BARGAINING
                              UNIT EMPLOYEES AND TRUST
                            Notes to Financial Statements


             An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under
             Section 401(k) of the Internal Revenue Code,  as  amended (the
             Code). Such contribution must qualify as a "rollover" amount described in Section 402(a)(5) of the Code, or a "rollover" contribution described in Section 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Participant Rollover Account).

             The interest of a participant in his Participant Contribution Account and his Participant Rollover Account is fully vested and non-forfeitable at all times.

             The interest of a participant in his Employer Contribution Account and Profit Sharing Contribution Account becomes fully vested after five years of service. A participant with less than five years of service has no vested interest in these accounts.

             Reports to Participants

             All participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

             Forfeitures

             A participant's non-vested account balances shall be forfeited as of the date upon which the participant's employment has terminated with the Company. Forfeiture amounts shall be utilized to reduce Company contributions or may be added to profit sharing contributions as directed by the administrator.

             Distributions and Withdrawals

             If the employment of a participant with the employer ceases because of death, the attainment of age 65, disability, termination of employment or for any other reason, the participant's vested interest in the Plan will be distributed to him or to his beneficiary in a lump sum. If the participant dies without designating a beneficiary, his interest in the Plan will be paid to his spouse, if any.

             A participant who is an employee and over age 59 1/2 may make one withdrawal from his contribution accounts prior to normal distribution requirements being met. No withdrawals will be permitted from an Employer Contribution Account except in this manner. A withdrawal may be made from a Participant Contribution Account or a Rollover Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, to prevent eviction or foreclosure from the Participant's principal residence or for the purchase of the employee's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

                         CENTURY TELEPHONE ENTERPRISES, INC.
                       RETIREMENT SAVINGS PLAN FOR BARGAINING
                              UNIT EMPLOYEES AND TRUST
                            Notes to Financial Statements

             Loans to Participants

             The Plan has a provision whereby a participant can borrow from his Participant Contribution Account or Participant Rollover Account. The maximum loan is 50% of the vested account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the Wells Fargo Bank Prime Rate plus 3%. The loan repayment period may be for any period not to exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed ten years.

             Trustee

             The Trustee of the Plan, as of December 31, 1993, was Wells Fargo Bank, N.A. The Board of Directors of the Company may remove the Trustee and appoint a successor trustee.

             The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

             Administration

             The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The cost of plan administration is absorbed by the Company.

             Realized Gains and Losses

             The Department of Labor requires the Plan to report realized gains and losses on the disposition of Plan investments based on a revalued cost of the investments. Revalued cost is defined as the current value of the investments at the beginning of the plan year, as carried forward from the end of the prior plan year, or historical cost if the investment was acquired since the beginning of the plan year.

             Market Value Determination

             Investments in Century Common Stock are valued at the closing market quote on December 31, 1993 and 1992, respectively. Other investments in the funds, which consist of units of mutual investment funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Loans to participants are valued at principle amount outstanding which approximates market value.

             Plan Termination

             Although it has not expressed any intention to do so, the Company has the right under the Plan to change, suspend or terminate the Plan at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. The Company, however, is bound to maintain the Plan under the terms of the labor agreement.

                         CENTURY TELEPHONE ENTERPRISES, INC.
                       RETIREMENT SAVINGS PLAN FOR BARGAINING
                              UNIT EMPLOYEES AND TRUST
                            Notes to Financial Statements



        (2)  PROVISIONS OF THE FUNDS

             The following is a description of each of the funds available to Plan participants.

             (a) S & P 500 Stock Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index (37.6% and 36.0%
                  of net assets at December 31, 1993 and 1992, respectively).

             (b) Century Common Stock Fund - consists primarily of shares of Century Common Stock (36.8% and 35.4% of net assets at December 31, 1993 and 1992, respectively).

             (c) Money Market Fund - consists primarily of short-term investments in various money market instruments (14.6% and 14.4% of net assets at December 31, 1993 and 1992, respectively).

             (d) Bond Index Fund - consists primarily of investments in government and corporate bonds (9.3% and 9.4% of net assets at December 31, 1993 and 1992, respectively).

             (e)  Loan   Fund  - represents  loans  to  participants  from
                  the participants' investment accounts (1.3% and 0.2% of net assets at December 31, 1993 and 1992, respectively).

             A participant may instruct that his contribution be allocated among the various funds. A participant may change his investment allocation instructions at any time, however, the participant can only change the contribution percentage on a quarterly basis.

                       CENTURY TELEPHONE ENTERPRISES, INC.
                     RETIREMENT SAVINGS PLAN FOR BARGAINING
                            UNIT EMPLOYEES AND TRUST
                          Notes to Financial Statements



        (3)  INCOME TAXES

             The Plan and related trust meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). The Plan is in the process of obtaining a determination letter.

        (4)  RELATED PARTY TRANSACTIONS

             Certain Plan investments are shares of mutual funds managed by Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. is the Trustee as defined by the plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to Wells Fargo Bank, N.A. for investment management services amounted to $13,052 for the year ended December 31, 1993.

        (5)  CONCENTRATION OF INVESTMENTS

             As of December 31, 1993, 36.8% of the net assets available for benefits were invested in the common stock of the Company. All of the remaining net assets available for benefits are shares of mutual funds managed by Wells Fargo Bank, N.A.

                                                                  Schedule I

                         CENTURY TELEPHONE ENTERPRISES, INC.
                       RETIREMENT SAVINGS PLAN FOR BARGAINING
                              UNIT EMPLOYEES AND TRUST

             Item 27a - Schedule of Assets Held for Investment Purposes

                                  December 31, 1993


Identity of issuer, borrower,    Description               Current
   lessor or similar party       of Investment     Cost      Value
- - -----------------------------------------------------------------------------
Investment in Century
 common stock                    36,822 units/
                                 15,979 shares  $ 461,297    412,261    Note 2

Investments in Mutual
  Funds for Qualified Employee
   Benefit Plans:

     S & P 500 Stock Fund        40,287 units     406,724    420,601    Note 2
     Money Market Fund          163,300 units     163,300    163,300    Note 2
     Bond Index Fund             10,497 units     105,204    104,338    Note 2
     Loan Fund                        -            14,599     14,599
- - -----------------------------------------------------------------------------
                                               $1,151,124  1,115,099
=============================================================================

Note 1: The above data is based on information which has been certified as accurate and complete by the trustee, Wells Fargo Bank, N.A. Wells Fargo Bank, N. A. sponsors these funds and, accordingly, is a party-in-interest. Additionally, Century Telephone Enterprises, Inc. as sponsor of the Plan is considered a party-in-interest.

Note 2: These investments represent amounts greater than 5% of net plan assets available for benefits.

                                                                 Schedule II
                           CENTURY TELEPHONE ENTERPRISES, INC.
                         RETIREMENT SAVINGS PLAN FOR BARGAINING
                                UNIT EMPLOYEES AND TRUST

                     Item 27d - Schedule of Reportable Transactions

                         For the Year Ended December 31, 1993

                                                                                        Current Value of
                                                Redemption                               Asset at Date of
                                      Purchase  or Selling   Lease   Expense     Cost of  Acquisition or    Net
  Description of Transaction            Price     Price     Rental  Incurred      Asset     Disposition    Gain
- - ---------------------------------------------------------------------------------------------------------------
                                     (Note 2)                                                (Note 3)
Category (3)-A series of transactions
 in excess of 5% of beginning of
 period Plan assets available for
 benefits

Investments in Century Common Stock
  (43 purchases, 14 sales)          $ 279,354    11,463      -         -            9,550       -         1,913
Investments in Mutual Funds for
  Qualified Employee Benefit Plans:
   S & P 500 Stock Fund
    (39 purchases, 24 sales)          547,057   343,471      -         -          325,369       -        18,102
   Money Market Fund
    (32 purchases, 20 sales)          226,633   144,629      -         -          144,629       -             -
   Bond Index Fund (35 purchases,
    17 sales)                         139,061    89,044      -         -           83,318       -         5,726


Notes: (1) The above data is based on information which has been certified as accurate and complete by the trustee Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. sponsors these funds and, accordingly, is a party-in-interest. Additionally, Century Telephone Enterprises, Inc. as sponsor of the Plan is considered a party-in-interest.

       (2) The purchase price also denotes cost and current value of the security on transaction date.

       (3) Current value is substantially the same amount as purchase price or selling price of the security at the transaction date.

                                      SIGNATURE




             Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       Century Telephone Enterprises,Inc.
                                       Retirement Savings Plan For Bargaining
                                       Unit Employees and Trust



            June 28, 1994               /s/  Ray B. Finney
                                       --------------------------------
                                       Ray B. Finney
                                       Plan Administration Committee Member

                         CENTURY TELEPHONE ENTERPRISES, INC.

                                  Index to Exhibit



                Exhibit
                 Number
- - -----------------------------------------------------------------------------
                23.1       Consent of KPMG Peat Marwick